Exhibit 99.3

EXECUTION VERSION

AGREEMENT DATED

November 29, 2024

PROCAPS GROUP S.A

“Pledgor”

and

HOCHE PARTNERS PHARMA HOLDING S.A.

“Pledgee”

and

CRYNSSEN PHARMA GROUP LTD

“Company”

Share Pledge Agreement

i

THIS PLEDGE OF SHARES AGREEMENT (the “Agreement”) is made the 29th day of November, 2024

BETWEEN

(1)	PROCAPS GROUP S.A, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9 rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Pledgor”);

(2)	HOCHE PARTNERS PHARMA HOLDING S.A, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 58, rue Charles Martel, L-2134, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 206416 (the “Pledgee”); and

(3)	CRYNSSEN PHARMA GROUP LTD, a private limited liability company registered and incorporated under the laws of Malta with company registration number C 59671 and having its registered address situated at Trident Park, Notabile Gardens, No. 2 – Level 3, Mdina Road, Zone 2, Central Business District, Birkirkara, CBD 2010, Malta (the “Company”).

The Pledgor, the Pledgee and the Company shall hereinafter together be referred to as the “Parties” and each a “Party”.

WHEREAS

A.	The Company has an issued share capital of two million, nine hundred and four thousand and one hundred forty-five United States Dollars (USD$2,904,145) divided into two million, nine hundred and four thousand and one hundred forty-five (2,904,145) ordinary shares, each having a nominal value of one United States Dollar ($1), fully paid-up. The entire issued share capital of the Company is held by the Pledgor in the manner indicated in Annex 1 hereto.

B.	In virtue of a secured convertible note subscription agreement dated November 29, 2024 (hereinafter referred to as the “Convertible Note Agreement”) and entered into between: (i) the Pledgor as company; and (ii) the Pledgee as purchaser, the Pledgor agreed to issue and sell, and the Pledgee agreed to subscribe for and purchase, secured convertible notes not exceeding forty million United States Dollars (USD$40,000,000.00) on the terms and subject to the conditions of the Convertible Note Agreement.

C.	One of the conditions precedent to the Initial Closing (as such term is defined in the Convertible Note Agreement) is that the Pledgor executes this Agreement and provides a pledge over the Pledged Shares (as defined below) in favour of the Pledgee.

D.	The Parties are therefore entering into this Agreement so as to establish and regulate in detail the terms and conditions under which the Pledge (as defined below) shall take place and under which the release and termination of such Pledge shall be effected.

Now, therefore, the Parties agree as follows:

1. Definitions and Interpretation

1.1	Definitions

In addition to the capitalised expressions defined in the Recitals above and unless the context otherwise requires, words and expressions defined in the Convertible Note Agreement, shall have the same meaning when used in this Agreement and the following expressions shall have the meanings ascribed to them as set out below:

Agreement	means this agreement, including all schedules, annexes and appendices hereto;

Business Days	means any day other than: (i) a Saturday or Sunday; and, or; (ii) a day which is a bank or public holiday in Malta, the Grand Duchy of Luxembourg or in New York, NY;

Civil Code	means the Civil Code (Chapter 16 of the laws of Malta);

Companies Act	means the Companies Act (Chapter 386 of the laws of Malta);

Conversion	has the meaning assigned to such term in the Convertible Note Agreement;

Convertible Notes	means the secured convertible note dated November 29, 2024 and entered into by and between: (i) the Pledgor as the company and (ii) the Pledgee as the holder; and any other secured convertible promissory note entered into by and between: (i) the Pledgor as the company and (ii) the Pledgee as the holder, pursuant to the terms of the Convertible Note Agreement.

Convertible Note Agreement	has the meaning assigned to it in Recital B above;

Delegate	means any delegate, agent, attorney or co-trustee appointed by the Pledgee;

Encumbrance	means any privilege, hypothec, pledge, lien, charge, mortgage or other encumbrance which grants rights of preference to a creditor over the assets of the debtor;

Event of Default	has the same meaning assigned to such term in the Convertible Note Agreement;

Finance Documents	means jointly, the Convertible Note Agreement, Convertible Notes and any other document related to or referred to in the Convertible Note Agreement and designated as such by the Pledgee;

Note Obligations	has the meaning assigned to such term in the Convertible Note Agreement;

Notice of Default	means a notice (by judicial act or otherwise as required or permitted by Maltese law), served by the Pledgee to the Pledgor stating that an Event of Default has occurred and is continuing, and setting out the Event of Default;

Pledge	means the pledge over the Pledged Shares as created pursuant to this Agreement;

Pledged Shares	means the Shares and the Related Rights;

Regulations	means the Financial Collateral Arrangements Regulations, Subsidiary Legislation 459.01 of the laws of Malta, as may have been or be in the future amendment from time to time;

Related Rights	means, in relation to any Share, all present and future:

(a) dividends and distributions of any kind and any other sum received or receivable in respect of that Share;

(b) rights, shares, money or other assets accruing or offered by way of redemption, substitution, exchange, bonus, option, preference or otherwise in respect of that Share;

(c) allotments, offers and rights accruing or offered in respect of that Share; and

(d) other rights and assets attaching to, deriving from or exercisable by virtue of the ownership of, that Share;

Shares	means all the shares set out against the Pledgor’s name in Annex 1 hereto.

1.2	Construction

In this Agreement, unless the context otherwise requires:

1.2.1	the index and headings of Clauses to this Agreement are for convenience only and shall not affect its interpretation;

1.2.2	the Pledgor, the Pledgee or any other person shall be construed so as to include its successors in title, permitted assignees and transferees;

1.2.3	words importing the singular shall include the plural and vice versa, the use of the masculine pronoun shall include the feminine, the use of the neutral pronoun shall include the masculine or the feminine as the case may be;

1.2.4	references to Clauses, Annexes and Schedules are references to clauses, annexes and schedules of this Agreement, and any reference to this Agreement includes its annexes and schedules;

1.2.5	in computation of periods of time from a specified day to a later specified day, ‘from’ means ‘from and including’ and ‘until’ or ‘to’ means ‘to and including’;

1.2.6	‘include’, ‘including’ and ‘in particular’ shall not be construed as being by way of limitation, illustration or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding words;

1.2.7	‘losses’ includes losses, actions, damages, claims, proceedings, costs, demands, expenses (including fees) and liabilities and “loss” shall be construed accordingly;

1.2.8	references to this Agreement or any other document shall be construed as references to this Agreement or that other document as amended, varied, novated, supplemented, or replaced from time to time;

1.2.9	references to legislation include any statute, by-law, regulation, rule, subordinate or delegated legislation or order, and reference to any legislation is to such legislation as amended, modified or consolidated from time to time, and to any legislation replacing it or made under it;

1.2.10	the terms ‘hereof’, ‘herein’, ‘hereunder’ and similar words refer to this entire Agreement and not to any particular Clause, paragraph, Schedule or any other subdivision of this Agreement; and

1.2.11	the expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity, or implicitly, must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2. Constitution of Pledge

2.1	The Pledgor hereby guarantees to the Pledgee the due and punctual payment of all the Note Obligations.

2.2	The Pledgor hereby pledges to the Pledgee, who accepts, the Pledged Shares set out against its name in Annex 1, as security for the due and punctual payment, performance and discharge of the Note Obligations. In constitution of the Pledge, the Pledgor shall deliver the original share certificates relating to the Pledged Shares and the relevant executed Annexes in accordance with Section 3 hereof, to the Pledgee who accepts to hold the said Pledged Shares, certificates and executed Annexes under the terms hereof. The Parties are entering into this Agreement to regulate the said Pledge.

2.3	It is expressly agreed that the Pledge is being granted by the Pledgor to the Pledgee as security for the Note Obligations.

2.4	Upon the occurrence of an Event of Default, this Pledge confers upon the Pledgee the right to obtain payment out of the Pledged Shares (whether through sale or disposal thereof, appropriation or otherwise) with preference over other creditors as provided by the Civil Code in virtue of the special privilege accorded by law under article 2009(a) of the said Civil Code as well as the right of retention over the said Pledged Shares until such time as all the Note Obligations have been fully and irrevocably paid, performed and discharged. This Pledge is also regulated by article 122 of the Companies Act, as modified by the Regulations (to the extent applicable). The Parties hereby agree that this Agreement may constitute a ‘financial collateral arrangement’ for the purposes of the Regulations and that the Regulations may be applicable to this Agreement.

2.5	Nothing in this Agreement shall be construed as placing on the Pledgee, prior to the eventual disposal or appropriation of the Pledged Shares, any liability whatsoever in respect of any calls, instalments or other payments relating to any of the Pledged Shares or to any rights, shares or other securities accruing, offered or arising as aforesaid, and the Pledgor shall at all times indemnify and hold harmless the Pledgee against and from all demands made against it, payments made by it, and costs, expenses, damages, losses or other liabilities incurred or suffered by it at any time in respect of any such calls, instalments or other payments as aforesaid.

3. Covenants

3.1	The Pledgor covenants and agrees with the Pledgee:-

3.1.1	to warrant and to defend the right title and interest of the Pledgor and the Pledgee in and to the Pledged Shares against the claims and demands of all persons whomsoever;

3.1.2	that it will not sell, assign, transfer, pledge or encumber in any other manner any of the Pledged Shares or suffer to exist any Encumbrance on the Pledged Shares except the Pledge;

3.1.3	that it will not request the repurchase of the Pledged Shares by the Company without the prior written consent of the Pledgee;

3.1.4	that it shall within fourteen (14) days from the date of this Agreement, notify the Malta Business Registry of the Pledge by filing the statutory notice (Form T2) in the form set out in Annex 2;

3.1.5	that it will not grant in favour of any other person any interest in or any option or other rights in respect of any of the Pledged Shares;

3.1.6	to procure that the Company shall not issue or grant or resolve or agree to issue or grant any option or other right to subscribe for or acquire shares or stocks to any person other than the Pledgor (and subject always to this Pledge) and that no reduction of the Company’s issued share capital is made;

3.1.7	that it will at all times remain the legal and beneficial owner of the Pledged Shares;

3.1.8	to procure that no amendment or supplement is made to the Company’s memorandum or articles of association which would adversely affect the interests of the Pledgee under the Finance Documents;

3.1.9	that if the Pledgor subscribes for, be allotted or otherwise acquires any further shares in the Company at any time and from time to time after the date hereof, it shall, within fourteen (14) days upon being allotted such shares, deliver to the Pledgee an executed additional pledge agreement substantially in the form set out in Annex 5 and deliver or procure that there be delivered to the Pledgee the relevant share certificates in respect thereof, as well as a certified true copy of an extract of the register of members of the Company confirming that the Company has recorded the pledge of shares on the same terms as those in this Agreement;

3.1.10	that it shall ensure that this Pledge will be recorded in the register of members of the Company, and that any share certificates issued throughout the duration of this Agreement and any entry in the register of members of the Company on the Pledged Shares will have an annotation referring to the Pledge in the Form set out in Annex 3;

3.1.11	that it will (and will use commercially reasonable efforts to cause the Company to) obtain and maintain in full force and effect all Maltese governmental and other approvals and consents and do or cause to be done all other acts and things necessary or desirable in connection herewith or for the performance of their obligations hereunder; and

3.1.12	that it shall not take or omit to take any action which will or might impair the value of the Pledged Shares.

3.2	The Pledgor hereby undertakes to deliver to the Pledgee on the date of this Agreement each of the following:

3.2.1	a copy of the existing share certificates in respect of the Pledged Shares, duly annotated in the form set out in Annex 3, with the executed original to follow within two (2) Business Days from the date of this Agreement;

3.2.2	a copy of the undated share transfer instrument in respect of the Pledged Shares signed by the Pledgor, as transferor, in the form set out in Annex 4, with the executed original to follow within fourteen (14) days from the date of this Agreement;

3.2.3	a copy of an extract of the register of members of the Company confirming that the Company has recorded the pledge of shares in terms of the Agreement, with a certified true copy to follow within two (2) Business Days from the date of this Agreement.

4. Termination and Release of Pledge

4.1	Upon the final and full satisfaction of the Note Obligations in accordance with the provisions of the Finance Documents, or the Conversion of the Convertible Notes pursuant to Section 3 of the Convertible Note Agreement, the Pledgee shall at the request and cost of the Pledgor release all the Pledged Shares from the Pledge created by this Agreement.

4.2	Notwithstanding the provisions of Clause 4.1 above, in the event that:

4.2.1	any payment or settlement of the Note Obligations or Conversion of the Convertible Notes, pursuant to which this Agreement is terminated, is challenged and avoided in a court of law or tribunal at any time whether as a preference or otherwise; and/or

4.2.2	any payment, settlement or Conversion is reversed, revoked or declared null at any time by a court of law or tribunal,

the Pledgor shall, upon request and at no cost to the Pledgee, execute and deliver to the Pledgee all documents that may be necessary to re-instate the Pledge to the same extent and under the same terms and conditions set out in this Agreement.

4.3	On final and full performance and discharge of the Note Obligations, the Conversion of the Convertible Notes or otherwise as provided for in the Finance Documents, the Pledgee shall, at the Pledgor’s cost and expense:

4.3.1	agree to terminate this Agreement and shall, within two (2) Business Days from the date of the request made by the Pledgor, release all documents held by it hereunder to the Pledgor and the annotation of the share certificates and register of members shall be cancelled and this for no consideration other than the refund of expenses incurred and fees due for carrying out its obligations hereunder and in accordance with this Agreement; and

4.3.2	on a specific request in writing made by the Pledgor, file within two (2) Business Days from the date of the request made by the Pledgor, the necessary notification (Form T3) at the Malta Business Registry in accordance with the Companies Act and give written notice of the termination of the Pledge to the Company in accordance with the Companies Act.

5. Voting, Powers, Dividends, Capital Distributions and Notices

5.1	Prior to the occurrence of an Event of Default, the rights pertaining to the Pledged Shares shall be exercised as follows:

VOTING

5.1.1	The Pledgor may continue to exercise all voting and / or consensual rights and powers pertaining to the Pledged Shares or any part thereof for all purposes.

DIVIDENDS AND OTHER PAYMENTS

5.1.2	All dividends due on the Pledged Shares, and any other distributions, proceeds or payments relating to the Pledged Shares, shall be paid to and shall be receivable by the Pledgor.

CAPITAL DISTRIBUTIONS

5.1.3	All capital distributions paid on the Pledged Shares upon the reduction of capital or redemption of any Pledged Shares shall be received by the Pledgor.

NOTICES OF MEETINGS

5.1.4	All notices of meetings required by Maltese law and / or the memorandum and articles of association of the Company need only to be sent to the Pledgor by the Company in accordance with the articles of association of the Company.

5.2	Without prejudice to the rights and remedies of the Pledgee under Clause 6, once an Event of Default has occurred and upon service of a Notice of Default by the Pledgee to the Pledgor, the Pledgee shall immediately be vested with all rights pertaining to the Pledgor under the Pledged Shares, and in particular, without prejudice to the generality of the foregoing:

5.2.1	all dividends due on the Pledged Shares shall be paid to and shall be received by the Pledgee which shall apply the same in accordance with the Finance Documents;

5.2.2	all voting and other rights and powers attaching to the Pledged Shares shall vest in the Pledgee and the Pledgee shall exercise such powers for the purposes of, and in accordance with the terms of, the Agreement or facilitating the realisation of it. The Pledgor will promptly comply with any lawful direction given by the Pledgee and/or the Delegate in relation to the exercise of voting or other rights and powers. Any such disclaimer will confer on the Pledgor the authority to direct the exercise of the disclaimed right, as if an Event of Default had not occurred;

5.2.3	all capital distributions paid on the Pledged Shares upon any reduction of capital or redemption of any Pledged Shares shall be received by the Pledgee which shall apply the same in accordance with the Finance Documents; and

5.2.4	all notices of meetings required by Maltese law and / or the Company’s memorandum and articles of association shall be sent to the Pledgee which shall have the right to attend and vote at same itself.

5.3	Subject to the terms of this Agreement, upon the service of a Notice of Default by the Pledgee to the Pledgor, the Pledgor hereby irrevocably authorizes the Pledgee by way of security (who accepts and declares to have an interest in this mandate), with full power of substitution, to sign on its behalf any proxies or other documents which the Pledgee may require to enable the Pledgee to exercise such voting and other rights and powers attaching to the Pledged Shares or any part thereof.

5.4	The non-exercise or partial exercise by the Pledgee of any of its rights, powers or remedies under this Agreement, even after a Notice of Default has been served, shall not imply or operate as a waiver thereof on the part of the Pledgee and the granting of any new authorisations or permissions to the Pledgor by the Pledgee after any Event of Default has taken place shall not operate as a waiver of any right or remedy hereunder nor shall it preclude any other or further exercise thereof.

6. Remedies

6.1	If an Event of Default has occurred and is continuing, upon Notice of Default, the Pledgee may exercise in relation to any and all of the Pledged Shares all the rights and remedies possessed by it under this Agreement or the Finance Documents or granted to it by law or otherwise and in particular:

(i)	complete all instruments of transfer in relation to the Pledged Shares of the Pledgor on behalf of the Pledgor in favour of itself or such other person as it shall select and otherwise have any Pledged Shares registered in its name or the name of its nominee;

(ii)	apply the unappropriated cash (if any) then held by it as security hereunder in reducing or in satisfaction or discharge of the Note Obligations;

(iii)	exercise all rights attached to the Pledged Shares without limitation as provided in Clause 6 hereof, including appointing proxies, calling meetings, approving or otherwise accounts, increasing or reducing capital, purchasing or selling assets, declaring dividends, undertaking or repaying loans or other indebtedness and other actions which in its sole and absolute discretion is deemed necessary to preserve the value of the Pledged Shares;

(iv)	dispose of all or any part of the Pledged Shares and set-off or apply the proceeds thereof towards reducing or in satisfaction or discharge of the Note Obligations, in accordance with the provisions the Regulations (to the extent applicable), or, at the option of the Pledgee, in accordance with Article 122 of the Companies Act;

(v)	appropriate and acquire all or any part of the Pledged Shares and set-off or apply their value (determined as provided hereunder in this clause) towards reducing or in satisfaction or discharge of the Note Obligations in accordance with the provisions of the Regulations (to the extent applicable) or, at the option of the Pledgee,in accordance with Article 122 of the Companies Act; and/or

(vi)	apply to the Courts for the judicial auction of all or any part of the Pledged Shares in accordance with the Civil Code and, in case of this remedy under this paragraph (vi), it is hereby declared and agreed by the Parties that the Pledged Shares have and shall be deemed to have a market value for the purposes of article 1970(4) of the Civil Code, which article 1970(4) shall apply to any sale by judicial auction as aforesaid.

6.2	For the purposes of paragraphs (iv) and (v) of clause 6.1 and article 122 of the Companies Act, and to the extent that Regulations are applicable to this Pledge and to the extent that the Pledgee decides to exercise the rights and remedies set out in the Regulations, the value of the Pledged Shares for the purpose of the appropriation mentioned therein shall be the value of such shares as agreed between the relevant Pledgor and the Pledgee at any time (whether before or after the service of a Notice of Default) for the purposes of the said clause 6.1 (iv) and (v) or, failing such agreement, within five (5) Business Days from the date of the service of the Notice of Default it shall be the net asset value of the Pledged Shares obtained on the date of the Notice of Default, as determined in a commercially reasonable manner by an independent certified public accountant or a certified public accountant and auditor (the “Valuer”) appointed by the Pledgee at the cost of the Pledgor. The Valuer shall be instructed to make his determination as soon as practicable (and in any event not later than thirty (30) days) after his appointment.

6.3	Any Valuer or any person entrusted with the determination of the value of the Pledged Shares in terms of Clause 6 or any court-appointed certified public accountant or certified public accountant and auditor (each an “Expert”) shall, unless the Court decrees otherwise, observe the following rules in order to achieve a fair and reasonable position for the Parties:

(i)	the Expert shall take into consideration any material events which have, in the view of either the Pledgee or the Pledgor, an impact on the valuation;

(ii)	it is agreed that the value of the Pledged Shares shall be established on the basis of commonly used methods (as at the time of the establishment of the value);

(iii)	in the event that the previous year’s audited accounts have not been maintained according to law, the Pledgor agrees that the Expert is authorised to base himself on the most recent drafts and management accounts available;

(iv)	in the event that such drafts and management accounts are not available, the Pledgor agrees that the Expert shall not be obliged to create accounts and audit them according to law but shall be entitled to receive evidence from the Pledgor or the Pledgee, or such other person as he deems necessary on the value of assets in the Company and to reach a reasonable conclusion as to the value of the Pledged Shares; and

(v)	the non-co-operation of the Pledgor shall not hinder the Expert from making his report.

6.4	The Pledgor and the Company undertake and agree to give, produce, make available and deliver (and to procure that, and instruct, their respective officers and employees to give, produce, make available and deliver) all such documents and information which may be requested by such Expert for the purposes of the determination.

6.5	Notwithstanding anything stated above and notwithstanding any action taken by the Pledgee, to exercise its rights to sell or appropriate the Pledged Shares privately, the Pledgee shall be entitled at any time to apply to the Court for the judicial sale of the Pledged Shares and the Pledgee shall be entitled (and, insofar as it is necessary to do so, each of the Pledgor and the Company hereby irrevocably and unconditionally authorises the Pledgee by way of security, who accepts) to present as evidence to the said Expert any documents and information in its possession relating to the Company and its assets and all workings carried out in connection with the valuation of the Pledged Shares.

6.6	The Parties agree that voting rights in the Pledged Shares shall be exercised at all times to ensure that the Company observes all formalities and other time limits set by the Companies Act in relation to the accounts of the Company in order that the Pledgee’s rights hereunder shall in no way be impaired, hindered or delayed.

6.7	If and to the extent that the Pledgee, opts to sell or appropriate the Pledged Shares in accordance with the remedies set out in Article 122 of the Companies Act, or in accordance with the provisions of the Regulations (to the extent applicable), the Pledgor hereby agrees that in the event that the sale or appropriation of the Pledged Shares in terms of paragraphs (iv) and (v) of clause 6.1 only makes commercial sense (in the reasonable opinion of the Pledgee) if so sold or appropriated in its entirety, then the Pledged Shares will be so sold and appropriated, notwithstanding the fact that the proceeds or value thereof will exceed the value of the Note Obligations, provided that any excess proceeds over the value of the Note Obligations recovered by the Pledgee in the case of a sale or any excess value appropriated by the Pledgee shall be released or reimbursed in favour of the Pledgor. In the event of such sale, the Pledgor hereby irrevocably appoints the Pledgee, who declares to have an interest in this mandate and accepts the same as part of its security, as its attorney (with full power of substitution) in relation to the sale of the Pledged Shares, and the Pledgor ratifies and confirms and agrees to ratify and confirm any agreement, instrument, act or thing which such attorney or substitute may execute or do in pursuance hereof.

6.8	Upon any disposal by the Pledgee of the Pledged Shares, the purchaser shall not be bound to see or enquire whether the power of sale of the Pledgee has arisen, the sale shall be deemed for all purposes hereof to be within the power of the Pledgee and the receipt of the Pledgee for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable therefor.

6.9	The Pledgee shall be entitled, at any time and as often as the Pledgee may deem appropriate, to delegate all or any of the rights, powers, remedies and discretions vested in it under and pursuant to this Agreement in such manner, upon such terms, and to such person or persons as the Pledgee may deem appropriate.

6.10	The remedies set out in this Clause 6 are in addition to the remedies granted to the Pledgee under Maltese law and in so far as it is necessary to do so the Pledgor hereby irrevocably and unconditionally authorises the Pledgee by way of security, who accepts, to avail itself of all and any of the said remedies in protection of its rights.

7. Costs, Charges and Expenses

7.1	The Pledgor shall be bound from time to time forthwith on demand to pay to or reimburse the Pledgee for:

7.1.1	all reasonable costs, charges and expenses (including legal and other fees on a full indemnity basis and all other out-of-pocket expenses) incurred by the Pledgee in connection with the registration of this Agreement, any other documents required in connection herewith and any amendment to or extension of, or the giving of any consent or waiver in connection with, this Agreement; and

7.1.2	all reasonable costs, charges and expenses (including legal and other fees on a full indemnity basis and all other out-of-pocket expenses) incurred by the Pledgee in exercising any of its rights or powers hereunder or in suing for or seeking to recover any sums due hereunder or otherwise preserving or enforcing its rights hereunder or in defending any claims brought against it in respect of this Agreement or in terminating and releasing this pledge upon performance, satisfaction and discharge of all Note Obligations and payment of all monies hereby secured, and, until payment of the same in full, all such costs, charges and expenses as aforesaid shall be secured by this Agreement and shall be deemed to form part of the Note Obligations for all intents and purposes of this Agreement.

8. Indemnity

8.1	The Pledgor shall at all times indemnify and hold harmless the Pledgee against and from all losses, liabilities, damages, costs and expenses incurred by it at any time in the execution or performance of the terms and conditions hereof and against all actions, proceedings, claims, demands, costs, charges and expenses which may be incurred, sustained or arise at any time in respect of the non-performance or non-observance of any of the undertakings and agreements on the part of any of the Pledgor contained herein or in any Finance Documents or in respect of any matter or thing done or omitted relating in any way whatsoever to the Pledged Shares.

9. Continuing Security

9.1	It is declared and agreed that:

9.1.1	the Pledge created by this Agreement shall to the extent allowed by Maltese law:

a)	be a continuing security for the payment, satisfaction, performance and discharge of the Note Obligations and accordingly the Pledge so created shall not be satisfied by any intermediate payment or satisfaction of any part of the Note Obligations;

b)	be in addition to and shall not in any way prejudice or affect any other security or other encumbrance now or hereafter held by the Pledgee or any right or remedy of the Pledgee thereunder, and shall not be in any way prejudiced or affected thereby, or by the invalidity or unenforceability thereof, or by the Pledgee releasing, modifying or refraining from perfecting or enforcing any of the same or granting time or indulgence or compounding with any person liable;

c)	not be discharged, impaired, prejudiced or otherwise affected by any amendment, modification, variation, supplement, novation, restatement or replacement of all or any part of the Finance Documents;

d)	not be discharged, impaired, prejudiced or otherwise affected by any other act, fact, matter, event, circumstance, omission or thing (including, without limitation, the invalidity, unenforceability or illegality of any of the Note Obligations or the bankruptcy, liquidation, winding-up, insolvency, dissolution, administration, reorganization or amalgamation of, or other analogous event of or with respect to the Pledgor (or any other person)) which, but for this provision, might operate to discharge, impair, prejudice or otherwise affect the rights of the Pledgee under this Agreement or under the Finance Documents or which, but for this provision, might constitute a legal or equitable discharge of the security hereby created; and

9.1.2	all the rights and powers vested in the Pledgee by this Agreement may be exercised from time to time and as often as the Pledgee may deem expedient, in accordance with the terms of this Agreement.

9.2	No failure or delay on the part of the Pledgee to exercise any right, power or remedy under this Agreement, or the Finance Documents shall operate as a waiver thereof, nor shall any single or partial exercise by the Pledgee of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy, nor shall the giving by the Pledgee of any consent to any act which by the terms of this Agreement or any Finance Document requires such consent prejudice the right of the Pledgee to withhold or give consent to the doing of any other similar act. The remedies provided in this Agreement and the Finance Documents are cumulative and are not exclusive of any remedies provided by law.

9.3	Any settlement or discharge between the Pledgee and the Pledgor and/or any other person shall be conditional upon no security or payment to the Pledgee being avoided or set aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, liquidation, winding-up, insolvency, dissolution, administration, reorganization, amalgamation or other analogous event or proceedings for the time being in force.

10. Application of Proceeds

10.1	All payments and proceeds arising in relation to the Pledged Shares received by the Pledgee by way of dividends, capital distributions or otherwise as well as the proceeds of any sale or appropriation of all or any part of the Pledged Shares and received or applied by the Pledgee under this shall be applied in the order specified in the Finance Documents.

11. Events of Default

11.1	An Event of Default shall ipso facto occur under this Agreement, without the need of any authorization and/or confirmation from a competent court, upon the occurrence of an Event of Default under the Finance Documents.

12. Irregularities in Other Security, Incapacity and Indemnity

12.1	This Agreement shall not be extinguished, discharged or otherwise effected by the total or partial invalidity or unenforceability or any irregularity or defect in any security (whether by way of mortgage, hypothec, pledge, guarantee, indemnity or otherwise) the Pledgee may now or at any time hold in respect of all or any of the Note Obligations. The Pledgor hereby agrees to promptly indemnify the Pledgee against any cost, loss or liability incurred by it as a result of:

12.1.1	the taking, holding, protection or enforcement of the Pledge;

12.1.2	the exercise of any of the rights, powers, discretions and remedies vested in the Pledgee by this Agreement or by law;

12.1.3	any default by the Pledgor in the performance of any obligations expressed to be assumed by it in this Agreement; and

12.1.4	any litigation, arbitration or administrative proceedings concerning the Pledge.

13. Further Assurances

13.1	The Pledgor agrees and undertakes that at any time and from time to time upon the written request of the Pledgee, it will promptly and duly at its own cost and expense take whatever action the Pledgee may deem necessary (acting reasonably) for obtaining the full benefit of this Agreement and of the rights and powers herein granted, including:

13.1.1	for creating, perfecting or protecting the security created hereunder;

13.1.2	facilitating the realisation of the Pledge; and

13.1.3	facilitating the exercise of any right, power or discretion exercisable by the Pledgee in respect of the Pledge.

13.2	Actions that the Pledgor may be required to take pursuant to Clause 13.1 shall include:

13.2.1	the re-execution of this Agreement and/or execution and delivery to the Pledgee of any and all such further agreements, instruments and documents;

13.2.2	the giving of any notice, order or direction and the making of any filing or registration; and/or

13.2.3	any other acts and things (including, without limitation, making and pursuing applications for any tax refunds, credits or other benefits which may be granted or claimed in terms of relevant law in respect of or in connection with any dividends or distributions);

which, in any such case, the Pledgee may think expedient to give effect to or perfect the security intended to be created hereby, and to afford the Pledgee the full benefit of such security and of this Agreement and of the rights and powers herein granted, in any territories of the world.

14. Notification to, and Acknowledge of Pledge by, the Company

14.1	In accordance with the requirements of Article 122(2) of the Companies Act, the Pledgor hereby notifies the Company of the Pledge constituted by this Agreement, and hereby requests the Company to register such pledge in the Company's register of members and on any share certificates which the Company may issue throughout the duration of this Pledge. The Pledgor hereby informs the Company that it has agreed to pledge any future shares subscribed by it in the Company.

14.2	The Company appears on and signs this Agreement inter alia in order to, and does hereby through the execution by it of this Agreement, acknowledge receipt without reservation of the notice of Pledge effected by the Pledgor to it by means of clause 14.1 hereof.

14.3	The acknowledgement referred to in Clause 14.2 above is granted by the Company for the benefit of the Pledgor and the Pledgee.

14.4	By signing this Agreement, the Company also:

14.4.1	confirms that it shall make a note of the Pledge in its register of members and undertakes to provide a certified true copy of same to the Pledgee in accordance with the terms of this Agreement;

14.4.2	binds itself for the benefit of the Pledgee to act in accordance with the terms of the Pledge;

14.4.3	represents that it has not been served with notice of the issuance of a precautionary or executive warrant of seizure by the Courts in Malta in relation to any or all of the Pledged Shares; and

14.4.4	acknowledges that the annotated share certificates in respect of the Pledged Shares have been delivered to the Pledgee upon execution hereof.

15. Successors in Title and Changes to the Parties

15.1	This Agreement and the security hereby created shall bind and ensure for the benefit of each of the Parties hereto and its successors and permitted assigns. Any request, notice, direction, consent, waiver or other instrument or action by any Party shall bind the successors of that Party.

15.2	The Pledgor may not assign, transfer, novate, delegate or dispose of any of, or any interest in, its rights and/or obligations under this Agreement without the prior written consent of the Pledgee.

15.3	The Pledgee may assign or transfer or dispose of any of its rights and/or obligations under this Agreement.

16. Severance and Modification of Clauses

16.1	If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement, or the legality, validity or enforceability in any other jurisdiction of that or any other provision of this Agreement.

16.2	If any one or more of the provisions are alone or together deemed to be illegal, invalid or unenforceable, the Parties shall negotiate in good faith to modify any such provisions so that to the extent possible they achieve the same effect as would have been achieved by the invalid or unenforceable provisions.

17. Amendments

17.1	No amendments may be made to this Agreement unless they are in writing and signed by the Parties.

18. Survival of Obligations

18.1	Notwithstanding anything contained herein to the contrary, the provisions which are expressed to survive expiry or termination, or which are impliedly expected to do so, shall survive expiry or termination of the Agreement for any reason whatsoever and shall continue in full force and effect thereafter.

19. Notices

19.1	All notices and communications made or delivered by one Party to another under or in connection with this agreement shall be in writing and may be sent by registered mail or email. Where notice is sent by registered mail, it shall be deemed to have been served when it has been left at the relevant address or four (4) Business Days following the date on which it was posted. Where a notice is sent by email, such notice shall be deemed to have been served on the day of transmission of the email.

19.2	In providing such service it shall be sufficient to prove that the notice was addressed properly and posted or transmitted in accordance with the notice details provided in clause 19.3.

19.3	For the purposes of this Agreement, the proper addresses (including electronic mail addresses) of the Parties are:

To the Pledgor

Name:	PROCAPS GROUP, S.A.
Attention:	Jose Antonio Vieira and Melissa Angelini
Address:	9 Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg
Email:	jvieira@procapsgroup.com; mangelini@procapsgroup.com

With a copy (without constituting notice) to:

Name:	Greenberg Traurig, P.A.
Attention:	Antonio Peña
Address:	333 S.E. 2nd Avenue, Suite 4400, Miami, Florida 33131
Email:	Antonio@gtlaw.com

To the Pledgee

Name:	HOCHE PARTNERS PHARMA HOLDING S.A
Attention:	Peter Egan, Director
Address:	58, rue Charles Martel, L-2134 Luxembourg, Luxembourg, Grand Duchy of Luxembourg
Email:	peter.egan@stonehagefleming.com

To the Company

Name:	CRYNSSEN PHARMA GROUP LTD c/o PROCAPS GROUP, S.A.
Attention:	Jose Antonio Vieira and Melissa Angelini
Address:	9 Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg
Email:	jvieira@procapsgroup.com; mangelini@procapsgroup.com

20. Governing Law and Jurisdiction

20.1	All issues, questions and disputes concerning the validity, interpretation, enforcement, performance and termination of this Agreement shall be governed by and construed in accordance with Maltese law.

20.2	For the benefit of the Pledgee, the Pledgor and the Company agree that the Courts of Malta have exclusive jurisdiction to settle any disputes in connection herewith and accordingly submit to the jurisdiction of such Courts. The Pledgor and the Company waive any objection to the Maltese Courts on grounds of inconvenient forum or otherwise as regards proceedings in connection herewith and agree that a judgement or order of such a Court shall be conclusive and binding on them and may be enforced against them in the Courts of any other jurisdiction.

20.3	Nothing in this Agreement limits the right of the Pledgee to bring proceedings against the Pledgor and/or the Company in any other Court of competent jurisdiction or concurrently in more than one jurisdiction.

21. Counterparts

21.1	This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts (including fax copies) were on a single copy of this Agreement.

IN WITNESS whereof the Parties have caused this Agreement to be duly executed as of the day and year first written above.

EXECUTION PAGE

THE PLEDGOR

/s/ José Antonio Toledo Viera
Name:	José Antonio Toledo Viera
Duly authorised
For and on behalf of
PROCAPS GROUP S.A.

EXECUTION PAGE

THE PLEDGEE

/s/ Diogo Magalhães
Name:	Diogo Magalhães
Duly authorised
For and on behalf of
HOCHE PARTNERS PHARMA HOLDING S.A.

EXECUTION PAGE

THE COMPANY

/s/ José Antonio Toledo Viera
Name:	José Antonio Toledo Viera
Duly authorised
For and on behalf of
CRYNSSEN PHARMA GROUP LTD (C 59671)

ANNEX 1

CRYNSSEN PHARMA GROUP LTD (C 59671)
Shareholder	Number and Description of Shares

PROCAPS GROUP, S.A, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9 rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360.

Two million, nine hundred and four thousand and one hundred forty-five (2,904,145) Ordinary shares, each having a nominal value of one United States Dollar ($1), fully paid-up.

Annex 2

Form T (2)

No. of Company: C 59671

COMPANIES ACT, 1995

Notice of a pledge of securities

Pursuant to Section 122 (2)

Name of Company:	CRYNSSEN PHARMA GROUP LTD

Delivered by:	Director

To the Registrar of Companies:

I hereby give notice in accordance with Section 122 (2) of the Companies Act, 1995 that with effect from ......................................................., the under mentioned securities have been pledged as follows:

Pledgor (Name and Address)	Pledgee (Name and Address)	Securities
		Number	Type	Nominal Value
PROCAPS GROUP S.A. Company registration (R.C.S.) number: B 253360 9 rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg.	HOCHE PARTNERS PHARMA HOLDING S.A. Company registration (R.C.S.) number: B 206416 58, rue Charles Martel, L-2134, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg.	2,904,145	Ordinary	USD$1

Signature ..............................................
Name: [-]
Duly authorised
for and on behalf of
Pledgor

Dated this .............................. day of ............................ of the year ..............................

ANNEX 3

ANNOTATION TO PLEDGE IN THE SHARE CERTIFICATES

"These shares have been pledged in favour of HOCHE PARTNERS PHARMA HOLDING S.A., pursuant to a Pledge of Shares Agreement dated …………….……., as may be amended, restated or supplemented from time to time.”

ANNEX 4

This the ……….. day of ……………………………………, 20…

By virtue of this private instrument, PROCAPS GROUP S.A, a public limited liability (société anonyme) company incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 and having its registered office situated at ……………………………………………………………………………………………………… (hereinafter referred to as the “Transferor”) sells and transfers to …………………………………………………………………. (hereinafter referred to as the “Transferee”) which accepts and purchases and acquires …………………………………………………………………… Ordinary Shares of ……………………………each in CRYNSSEN PHARMA GROUP LTD, a private limited liability company registered and incorporated under the laws of Malta with company registration number C 59671 and having its registered address situated at …………………………………………… for the price of ……………………………………………………………., for which price the Transferor hereby tenders due receipt.

Signed:

Name:
Duly authorised
For and on behalf of
PROCAPS GROUP S.A.
TRANSFEROR

Name:
Duly authorised
For and on behalf of
TRANSFEREE

ANNEX 5

ADDITIONAL PLEDGE

ADDITIONAL SHARE PLEDGE AGREEMENT (the “Additional Pledge”) entered into this …………………, 20….. between:

1.	PROCAPS GROUP, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9 rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Pledgor”);

2.	HOCHE PARTNERS PHARMA HOLDING S.A a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 58, rue Charles Martel, L-2134, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 206416 (the “Pledgee”); and

3.	CRYNSSEN PHARMA GROUP LTD, a private limited liability company registered and incorporated under the laws of Malta with company registration number C 59671 and having its registered address situated at Trident Park, Notabile Gardens, No. 2 – Level 3, Mdina Road, Zone 2, Central Business District, Birkirkara, CBD 2010, Malta (the “Company”).

The Pledgor, the Pledgee and the Company shall hereinafter together be referred to as the “Parties” and each a “Party”.

WHEREBY:

1.	The Pledgor hereby pledges to the Pledgee, which accepts, the following additional shares in the Company:

……………………………………………………………………………………………

(the “Additional Pledged Shares”)

as security for the due and punctual payment and performance of the Note Obligations as defined in the pledge of shares agreement between the Parties hereto dated …………………………………………… (hereinafter the "Pledge of Shares Agreement").

2.	In constitution of the said pledge the Pledgor is contemporaneously delivering documents evidencing the registration of the Additional Pledged Shares in the name of the Pledgor and the relevant executed Annexes as set out in the Pledge of Shares Agreement. It is agreed that the statutory notice in the form set out in Annex 2 to the Pledge of Shares Agreement will be delivered by the Pledgor or the Pledgee to the Malta Business Registry.

3.	This Additional Pledge is a transaction contemplated by and subject to all the terms and conditions of the Pledge of Shares Agreement and it is being specifically agreed that the Pledge of Shares Agreement is being incorporated in toto, including the recitals thereto, into this Additional Pledge and shall apply to and form an integral part of this Additional Pledge. Provided that any reference to Pledged Shares in the Pledge of Shares Agreement shall, unless the context otherwise requires, be deemed to refer to Additional Pledged Shares. The Pledgee shall enjoy all the rights, discretions, privileges and powers granted to it in the Pledge of Shares Agreement in relation to the Additional Pledged Shares.

4.	The Company is a party to this Additional Pledge for notification and acknowledgement purposes as required in terms of Article 122(2) of the Companies Act.

5.	This Additional Pledge and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of Malta.

IN WITNESS whereof the Parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

The Pledgor

Name:
Duly authorised
for and on behalf of
PROCAPS GROUP S.A.

The Pledgee

Name:
Duly authorised
For and on behalf of
HOCHE PARTNERS PHARMA HOLDING S.A

The Company

Name:
Duly authorised
For and on behalf of
CRYNSSEN PHARMA GROUP LTD (C 59671)